UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2021

Virtuoso Surgical, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	81-2994832
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5701 Old Harding Pike, Suite 200

Nashville, Tennessee 37205

(Full mailing address of principal executive offices)

(615) 352-9519

(Issuer’s telephone number, including area code)

i

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this Semiannual Report on Form 1-SA (this “Report”), the terms “Virtuoso,” “Company,” “we,” “our,” or “us” refer to Virtuoso Surgical, Inc. The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2021 should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, the following discussion and analysis contains “forward-looking statements.” Forward-looking statements describe the Company’s current expectations or forecasts of future events as of the date of this Report and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of the Company’s assets, business, capital expenditures, cash flows, cost management, condition (financial and otherwise), indebtedness, liquidity, profitability, prospects, results of operations, revenues, and strategic plans. Words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” and variations of these words and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and/or could cause actual results and the timing of events to differ materially from those expressed or forecasted in the forward-looking statements. For a detailed discussion of the various factors that could cause our actual results to differ from expectations, please refer to the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Offering Circular filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2021. We assume no obligation to update any of these forward-looking statements except to the extent required by applicable law.

Executive Overview

During 2021 through the date of this Report, the Company has continued to make significant advances in its engineering, clinical, and regulatory processes. In January, we completed a comprehensive planning process, which outlines the necessary work to be performed – engineering development, verification and validation testing, initial clinical investigation, and regulatory filings – to begin commercialization. The Company anticipates that, in 2022, it will plan for and begin to develop the sales and marketing, physician training, and customer-support capabilities necessary to establish and support our initial commercial sales. Management believes that the Company’s technology will reach initial commercialization by 2023 or 2024 if the Company is able to continue to secure sufficient capital to complete the work.

Engineering Developments

The Company instituted Federal Drug Administration (“FDA”)-compliant software and document management in March 2021, laying some of the groundwork for its future submissions to the FDA and a European Notified Body. Our goal is to begin clinical investigation (first-in-human) in Europe in the fourth quarter of 2022, with our FDA De Novo application submitted in the first half of 2023. This timeline has been moved back somewhat from what we previously planned based on our continuing analysis of the task list and the anticipated sequencing of tasks. As a Company, we are trying to maintain as efficient a use of capital as possible, and that may, at times, cause our targeted timeline to be extended. We expect to be able to begin commercial sales in late 2023 or early 2024.

Also in March, we began the design of our commercial version of the system, internally called “Copland.” Our first three prototypes are Amadeus, Bach, and Beethoven. We consider Copland to be our fourth, and final, prototype. This is the design that we expect will be used for our first-in-human clinical investigation and for CE Marking and FDA approval. It is the design that we expect to be able to sell to our initial customers.

In April, thanks to collaboration with a well-regarded laser provider, we began integration and testing of laser fibers through our system. In July, we incorporated a snare as a grasping tool for our system. In that same time period, we refined our bipolar electro-surgery probe, and we refined our retraction tool. We expect these tools to be the primary tools used by our initial customers. For the energy sources, we expect our system to be compatible with a wide range of existing laser fibers and electrical generators, keeping the initial capital costs to our customers as low as possible, while functioning well within existing operating-room environments.

In August, our Bach prototype was used to achieve two major clinical milestones: our first cadaver benign prostatic hyperplasia (“BPH”) study, and our first live-animal study. The BPH study was quite successful, and the animal study showed the Virtuoso system’s excellent tissue manipulation and cautery capabilities.

At the end of August, our Beethoven prototype, which incorporates draping and sterility systems, additional safety systems, and additional control improvements, became operational. While Copland is still being designed, Beethoven will be our main testing prototype.

We currently expect that our Manipulation Control System (the actual operating portion of our system) will enter “design freeze” – a milestone that lets us begin the verification and validation testing of that portion of our system – in the first quarter of 2022. We expect the entire system to enter design freeze in the second half of 2022.

Liquidity and Capital Resources

The Company is seeking to raise sufficient capital to fund engineering development, regulatory testing, the initial clinical investigation, and regulatory filings, as well as the development of sales and marketing and customer-support capabilities.

The Company has continued to raise capital by selling shares of Class A Preferred Stock through its Regulation A, Tier 2 offering (“Regulation A+ offering”), which was qualified by the SEC for an additional one-year extension in April 2021. Additionally, the Company has continued to sell shares of its Common Stock to existing preferred shareholders through a private offering pursuant to SEC Regulation D. Also, the Company has worked throughout 2021 with its investment bankers at Raymond James to pursue a venture-capital partner and/or strategic partner, in order to capitalize the business. To date, no deal has been finalized, and discussions are ongoing.

In August, the Company received notice from the Small Business Administration that its approximately $139,000 Paycheck Protection Program loan had been forgiven. In September, the Company received notice from the State of Tennessee that a renewal of its $300,000 Small Business Innovation Research (“SBIR”) matching grant was awarded. The Company also expects to apply for additional U.S. government funding through the SBIR Program in early 2022.

The Company believes that its cash and cash equivalents as of June 30, 2021 and the ability to moderate spending will allow the Company to fund its operations for the next 15 months to 18 months following this Report.

Conclusion

Virtuoso Surgical continues to move forward, with excellent engineering, clinical, and regulatory progress during 2021. The path forward to commercialization in 2023 or 2024 appears clear, and the Company continues to seek the capital necessary to see this work to completion. The greatest risk to the Company would be failure to raise sufficient capital to fund the necessary operations to achieve initial commercial sales and market acceptance.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Virtuoso Surgical, Inc.

Balance Sheets

June 30, 2021 (Unaudited) and December 31, 2020

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets
Cash and cash equivalents	$1,453,439	$1,266,883
Investments	252,000	1,250,000
Prepayments	20,250	29,103
Deferred offering costs	-	5,333
Total current assets	1,725,689	2,551,319

Property and equipment, net	1,130,170	748,602

Total assets	$2,855,859	$3,299,921

Liabilities
Accounts payable	$112,345	$104,268
Accrued liabilities	30,887	43,701

Total current liabilities	143,232	147,969

SBA PPP loan	139,672	139,672

Total liabilities	282,904	287,641

Stockholders’ Equity
Convertible Class A preferred stock, $1 par value, 50,000,000 shares authorized 3,420,750 and 3,307,500 shares issued and outstanding on June 30, 2021 and December 31, 2020, respectively, aggregate liquidation preference of $3,920,415 and $3,567,888 on June 30, 2021 and December 31, 2020, respectively	3,420,750	3,307,500
Common stock, no par value, 2,000,000 shares authorized, 1,060,000 and 1,040,000 shares issued and outstanding on June 30, 2021 and December 31, 2020, respectively	3,750,000	2,750,000
Accumulated deficit	(4,597,795)	(3,045,220)

Total stockholders’ equity	2,572,955	3,012,280

Total liabilities and stockholders’ equity	$2,855,859	$3,299,921

See notes to financial statements

F-1

Virtuoso Surgical, Inc.

Statements of Operations (Unaudited)

For the six months ended June 30, 2021 and 2020

	2021	2020
Operating Expenses
Research and development	$844,375	$599,088
General and administrative	842,466	731,091

Total operating expenses	1,686,841	1,330,179

Other Income
Government grants	204,759	274,872
Interest income	213	—

Total other income	204,972	274,872

Net loss	$(1,481,869)	$(1,055,307)

See notes to financial statements

F-2

Virtuoso Surgical, Inc.

Statement of Stockholders’ Equity (Unaudited)

For the six months ended June 30, 2021 and 2020

	Preferred Stock		Common Stock
	Class A Shares Total	Amount	Shares	Amount	Accumulated Deficit	Total
Balance on January 1, 2020	1,305,000	$1,305,000	985,000	$-	$(798,496)	$506,504
Stock issuance costs	-	-	-	-	(110,301)	(110,301)
Issuance of Class A shares	230,000	230,000	-	-	-	230,000
Issuance of common shares	-	-	50,000	2,500,000	-	2,500,000
Stock-based compensation awards	-	-	5,000	250,000	-	250,000
Net loss	-	-	-	-	(1,055,307)	(1,055,307)
Balance on June 30, 2020	1,535,000	$1,535,000	1,040,000	$2,750,000	$(1,964,104)	$2,320,896

Balance on January 1, 2021	3,307,500	$3,307,500	1,040,000	$2,750,000	$(3,045,220)	$3,012,280
Stock issuance costs	-	-	-	-	(70,706)	(70,706)
Issuance of Class A shares	113,250	113,250	-	-	-	113,250
Issuance of common shares	-	-	15,000	750,000	-	750,000
Stock-based compensation awards	-	-	5,000	250,000	-	250,000
Net loss	-	-	-	-	(1,481,869)	(1,481,869)

Balance on June 30, 2021	3,420,750	$3,420,750	1,060,000	$3,750,000	$(4,597,795)	$2,572,955

See notes to financial statements

F-3

Virtuoso Surgical, Inc.

Statements of Cash Flows (Unaudited)

For the six months ended June 30, 2021 and 2020

	2021	2020
Cash flows from operating activities
Net loss	$(1,481,869)	$(1,055,307)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	32,077	16,702
Stock-based compensation awards	250,000	250,000
Decrease in prepayments	8,853	-
Increase (decrease) in accounts payable	8,077	(9,126)
Increase (decrease) in accrued liabilities	(12,814)	10,380

Net cash used in operating activities	(1,195,676)	(787,351)

Cash flows from investing activities
Proceeds from sale of investments	998,000	-
Purchases of property and equipment	(413,645)	(58,734)

Net cash provided by (used in) investing activities	584,355	(58,734)

Cash flows from financing activities
Proceeds from PPP loan	-	139,672
Proceeds from sale of common stock	750,000	2,500,000
Payments for stock issuance costs	(65,373)	(16,134)
Proceeds from sale of convertible preferred stock	113,250	230,000

Net cash provided by financing activities	797,877	2,853,538

Net increase in cash and cash equivalents	186,556	2,007,453

Cash and cash equivalents at beginning of period	1,266,883	204,832

Cash and cash equivalents at end of period	$1,453,439	$2,212,285

See notes to financial statements

F-4

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2021 and 2020

Note 1: Organization and Nature of Operations

Nature of business

Virtuoso Surgical, Inc. (the Company) was incorporated in April 2016, as a Tennessee corporation, with operations based in Nashville, Tennessee. The Company was formed to design, develop, and market medical devices to transform minimally invasive surgery by providing dexterous, accurate and cost-effective robotic tools. Since incorporation, the Company has devoted substantially all efforts to research and development, business planning, recruiting management and technical staff, acquiring operating assets, and raising capital. The Company has not commenced its planned principal operations.

Liquidity and Capital Resources

The Company is subject to similar risks to other medical device companies, including, but not limited to, raising additional capital, development by its competitors of new technological innovations, safety, and efficacy of the product in clinical trials, the regulatory approval process governing medical devices, market acceptance of the Company’s products, and protection of proprietary technology. The Company has funded its operations to date primarily through federal grants, a state of Tennessee SBIR matching grant and the sale of preferred and common stock.

The Company believes that its cash and cash equivalents as of June 30, 2021, combined with remaining grant funds, and periodic sales of the Company’s preferred and common stock are sufficient to fund its operations for at least 12 months from the issuance of these financial statements. The Company expects to continue to incur additional losses in the foreseeable future due to the Company’s research and development activities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include all adjustments necessary for the fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented. The Company operates in one operating segment and, accordingly, no segment disclosures have been presented herein. The Company’s management performed an evaluation of its activities through the date of filing of these financial statements and concluded that there are no subsequent events requiring disclosure, other than as disclosed.

Interim Unaudited Financial Data

The Company’s financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations, and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year. These financial statements, including notes, are unaudited, and exclude some of the disclosures required for annual financial statements, and should be read in conjunction with our audited financial statements for the year ended December 31, 2020, included in the Company’s annual report on Form 1-K filed with the SEC on April 30, 2021.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

See notes to financial statements

F-5

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2021 and 2020

Note 2: Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

Cash equivalents include all highly liquid investments with original maturities within 90 days from the date of purchase.

Concentrations of credit risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

Capitalized software costs represent costs incurred after technological feasibility was established. It is anticipated further costs will be capitalized until development is complete and a working model is ready for customer testing. Costs thereafter will be expensed as incurred.

Depreciation is provided using the straight-line method over the following estimated useful lives when the corresponding asset is placed in service:

Asset Classification	Useful Life
Laboratory equipment	Five years
Computer equipment	Five years
Office furniture and equipment	Five years
Software (capital)	Three years
Software (developed)	Three years
Leasehold improvements	Lesser of useful life or remaining lease term

Stock-based compensation

The Company records stock-based compensation at fair market value at the date of award.

PPP Loan

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. The Company received a loan in accordance with the Paycheck Protection Program (PPP) section of the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act). U.S. GAAP provides companies with several alternatives for reporting the loan and any future forgiveness: 1) proceeds can be treated as debt and future forgiveness recognized as income when the loan or any portion thereof is formally discharged; 2) proceeds can be treated as an income grant where they recognize a deferred income liability and derecognize the liability, and recognize income or reduce expenses, as they incur and recognize qualifying payroll and other operating costs that they estimate with reasonable assurance meet the conditions necessary for forgiveness; 3) proceeds can be treated as a conditional contribution where they recognize a refundable advance and derecognize the liability, and recognize income, as the conditions for forgiveness are substantially met or explicitly waived; or 4) proceeds can be recognized as a liability and derecognize the liability, and recognize income, as all conditions for forgiveness are met. The Company has elected to treat the PPP loan as a liability.

See notes to financial statements

F-6

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2021 and 2020

Note 2: Summary of Significant Accounting Policies (Continued)

Government grants

The Company’s grants consist of United States Health and Human Services’ research and development and related matching awards. As each is a cost-reimbursement grant, the Company recognizes revenues up to the amount of incurred, allowable, and paid grant expenditures.

Research and development costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Patent costs

The Company entered into license agreements with two research institutions for patented technology owned by these institutions. The Company expenses as incurred all costs, including legal expenses, associated with obtaining patents until the patented technology becomes feasible. All costs incurred after the patented technology is feasible will be capitalized as an intangible asset. As of June 30, 2021, no costs had been capitalized since inception of the Company.

The patents under these license agreements require certain initial fees, paid in cash and Common Stock. Royalties, as defined in the agreements, are payable to each institution upon sales of licensed products.

Income taxes

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company's financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is used to reduce the net deferred tax assets to the amount that will more likely than not be realized.

Any interest and penalties are classified in expense in the Company’s financial statements.

Retirement plan

The Company sponsors a Simplified Employee Pension (SEP) retirement plan. The Company contributes to the SEP an amount equal to four percent of each employee’s annual salary. The Company contributed $17,976 and $1,045 for the six months ended June 30, 2021 and 2020, respectively.

Reclassifications

Certain amounts reported for 2020 have been reclassified to conform with the 2021 presentation.

Note 3: Investments

The allocation of the investment portfolio as of June 30, 2021 and December 31, 2020 is as follows:

	2021	2020
Certificates of deposit	$-	$750,000
United States Treasury Notes	252,000	500,000
	$252,000	$1,250,000

See notes to financial statements

F-7

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2021 and 2020

Note 4: Property and Equipment

Property and equipment as of June 30, 2021 and December 31, 2020 consist of the following:

	2021	2020
Laboratory equipment	$271,488	$263,716
Computer equipment	40,321	40,321
Furniture and equipment	3,862	3,862
Software – capital	19,826	19,826
Software – developed	913,562	507,690
	1,249,059	835,415
Less accumulated depreciation and amortization	(118,889)	(86,813)
	$1,130,170	$748,602

The Company incurred depreciation and amortization expense of $32,077 and $16,702 for the six months ended June 30, 2021 and 2020, respectively.

Note 5: SBA PPP Loan

On May 4, 2020, the Company received a loan in the amount of $139,672 in accordance with the PPP section of the CARES Act. On August 3, 2021 the Company received notice that this loan was forgiven in full.

Note 6: Government Grants

The Company received certain awards from Federal and local sources to support its research and development activities as follows:

National Institute of Health –
Small Business Innovation Research Program (SBIR) including amendment	$3,132,895
Small Business Technology Transfer Program (SBTT)	224,598
3,357,493
Authorized spending through June 30, 2021	3,148,991
Remaining authorized funds	$208,502

Through June 30, 2021 and 2020, the Company has billed $2,801,472 and $2,393,723, respectively, under the terms of these Federal awards.

Note 7: Stockholders’ Equity

General

The authorized capital stock of the Company consists of 52,000,000 shares, of which 50,000,000 shares are designated as Class A Preferred Stock and 2,000,000 shares are designated as Common Stock.

Class A Preferred Stock

In 2018, the Company offered 3,000,000 shares of Class A Preferred Stock (Preferred Stock) at $1.00 per share. The Company has sold 1,075,000 shares in 2018, 230,000 shares in 2019, 2,002,500 shares in 2020, and 113,250 shares in 2021. The sales of preferred shares yielded gross proceeds of $1,075,000 in 2018, $230,000 in 2019, $2,002,500 in 2020, and $113,250 for the first six months of 2021.

See notes to financial statements

F-8

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2021 and 2020

Note 7: Stockholders’ Equity (Continued)

The Preferred Stock has the following characteristics:

Voting

The holders of the Preferred Stock shall have no voting or other management rights, or other beneficial rights other than those disclosed in the Company Bylaws.

Dividends

Issued Preferred Stock shares carry a Paid-In-Kind (PIK) dividend of 7% per year, uncompounded. Cumulative dividends for the period from issuance through June 30, 2021 are $499,655.

Other Provisions

Other provisions related to the Preferred Stock are set forth in the Company Bylaws and include certain rights upon a change of control, as defined, including Success Bonus terms, and rights and priorities with respect to consideration received or conversion rights in redemption.

Preferred shares are redeemable upon a change of control of the Company or at any time, at the discretion of the Board of Directors, provided that the redemption must include 100% of a shareholders’ preferred shares at par, plus any accrued PIK and the applicable Success Bonus amount. Until all Preferred Stock shares are redeemed certain restrictions exist as to compensation levels and dividend distributions.

Stock Issuance Costs

The Company recorded stock issuance costs for its Regulation D capital raise in the amount of $6,085 as contra-equity in 2018. The Company recorded stock issuance costs of $285,821 in relation to the Company’s 2020 Regulation A+ capital raise as a contra-equity in the statements of stockholders’ equity.

Common Stock

The Company issued 820,000 shares of common stock to certain founding parties who have been responsible for incubating and forming the Company and 90,000 shares to research institutions, in exchange for certain technology and contractual rights. The Company has issued 85,000 shares to employees. The Company sold 50,000 shares of common stock between January 1, 2020 and March 30, 2020 at $50 per share yielding proceeds of $2,500,000 and issued 5,000 shares of stock-based compensation awards. The Company sold 15,000 shares of common stock in the first six months of 2021 at $50 per share yielding proceeds of $750,000 and issued 5,000 shares of stock compensation awards.

Effective August 7, 2019, the Board of Directors approved an increase in the number of Common shares from 100 shares to 2,000,000 shares. The Board also approved a 10,000 for one Common share stock split that increased the number of Common shares issued and outstanding from 98.5 to 985,000. The financial statements have been adjusted retroactively for all periods presented to reflect the Common share stock split.

Note 8: Stock-Based Compensation

The Company awarded 5,000 shares of common stock to certain employees in the first six months of both 2021 and 2020. The Company recognized $250,000 as compensation expense in 2021 and 2020 due to these awards.

See notes to financial statements

F-9

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2021 and 2020

Note 9: Related Party Transactions

The Company had the following transactions with stockholders for the six months ended June 30, 2021 and 2020:

	2021	2020
Consulting fees	$34,803	$34,803
Board compensation	35,000	-

The Company paid consulting fees to certain board members and investors for research and development services.

On February 6, 2019, a Company officer and stockholder executed a five-year lease agreement for the Company’s office. On May 1, 2019, the Company entered into sublease agreement with the officer and stockholder whereby the Company pays the lease at cost, $6,000 per month.

The Company received a loan from an officer who is also a stockholder of $100,000 in February 2020 which was repaid in full in March 2020.

Note 10: Income Taxes

Since inception, the Company has experienced net operating losses (NOL) which is consistent with the Company conducting extensive research and development (R&D) activities. Prior to 2018, the Company, as a Subchapter S Corporation, passed these losses and credits to the stockholders. Beginning January 1, 2018, the Company converted to C Corporation status, and as such, these NOLs and R&D tax credits create net deferred tax assets (DTA); however, because of the current operating status of the Company these DTAs have been reduced to zero for reporting purposes through a 100% valuation allowance on June 30, 2021 and December 31, 2020.

As of December 31, 2020, the Company had net deferred tax assets of $701,800. Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the net deferred tax asset.

As of December 31, 2020, and 2019, the Company had available federal NOL carryforwards of approximately $2,890,000 and $781,000, respectively. The NOL generated in 2020 of $2,109,000 and in 2019 of $339,000 will carry forward indefinitely and be available to offset up to 80% of future taxable income each year (per the CARES Act) and for five carryback years (per the CARES Act). In addition, the Company had federal research and development credits carryforwards of $142,000 and $96,000 as of December 31, 2020 and 2019, respectively, to reduce future income taxes, if any. These carryforwards begin to expire in 2038 and are subject to review and possible adjustment by the Internal Revenue Code (IRC). The Company also available state NOL carryforwards of approximately $2,848,000 and $787,000 as of December 31, 2020 and 2019, respectively, which expire from 2033 to 2035. Additionally, the Company elected to use R&D credits from December 31, 2020 and 2019 of $65,600 and $58,300, respectively, to offset payroll taxes. In 2020, the Company used $20,324 of these credits to offset payroll taxes. In the first six months of 2021, the Company has used $7,433 to offset payroll taxes.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2020 and 2019. Management reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased by $503,300 and $103,200 for the years ended December 31, 2020 and 2019, respectively.

See notes to financial statements

F-10

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2021 and 2020

Note 10: Income Taxes (Continued)

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes.

As of December 31, 2020, the Company’s U.S. federal and state tax returns remain subject to examination by tax authorities beginning with the tax year ended December 31, 2017. However, due to NOLs and credit carryforwards being generated and carried forward from prior tax years, substantially all tax years may also be subject to examination.

During the years ended December 31, 2020 and 2019, the Company did not recognize any interest and penalties relating to taxes, nor were any accrued as of December 31, 2020 and 2019.

Note 11: Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. U.S. Generally Accepted Accounting Principles establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity’s assumptions (unobservable inputs). The Company groups assets at fair value in three Fair Value Measurements levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2 – Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets;
•	Inputs other than quoted prices that are observable for the asset/liability; and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s significant financial instruments are cash and cash equivalents and other short-term assets and liabilities. For these financial instruments carrying values approximate fair value.

Note 12: Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee is not expected to significantly change under such guidance. The standard will be effective for annual reporting periods beginning after December 15, 2021. Accordingly, this ASU will be effective for the Company for the year ending December 31, 2022. Adoption of this ASU will not have a significant impact on the Company’s financial position and results of operations.

See notes to financial statements

F-11

Virtuoso Surgical, Inc.

Notes to Financial Statements (Unaudited)

For the six months ended June 30, 2021 and 2020

Note 13: Subsequent Events

The Company has evaluated subsequent events through September 15, 2021, the date which the financial statements were available to be issued. There were no subsequent events that need disclosure that have not already been disclosed.

See notes to financial statements

F-12

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit Number	Description
2.1	Charter of Virtuoso Surgical, Inc.*
2.2.	Amended Corporate Bylaws of Virtuoso Surgical, Inc.*
4.1	Form of Subscription Agreement for Regulation A, Tier 2, Offering**
6.1	Technology Licensing - Platform Agreement between the Company and Capital2Market, LLC, dated October 16, 2019*
6.2	Non-Exclusive License Agreement with Johns Hopkins University, effective May 11, 2016*
6.3	License Agreement with Vanderbilt University, effective May 15, 2016*
6.4	Employment Agreement with Richard Hendrick, dated September 7, 2017*
6.5	Employment Agreement with C. Mark Pickrell, dated September 7, 2017*
8.1	Escrow Agreement among Atlantic Capital Bank, National Association, the Company, and Capital2Market, LLC, dated October 1, 2019**

* Filed as an exhibit to Virtuoso Surgical, Inc.’s Regulation A Offering Statement on Form 1-A on December 27, 2019 (Commission File No. 024-11136) and incorporated herein by reference.

** Filed as an exhibit to Amendment No. 1 to Virtuoso Surgical, Inc.’s Regulation A Offering Statement on Form 1-A on January 23, 2020 (Commission File No. 024-11136) and incorporated herein by reference..

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRTUOSO SURGICAL, INC.

By:	/s/ Robert Webster, III
Robert Webster, III
President, Chief Technology Officer, and Director (principal executive officer)

Date:	September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert Webster, III
Robert Webster, III	President, Chief Technology Officer, and Director (principal executive officer)	September 28, 2021

/s/ C. Mark Pickrell
C. Mark Pickrell	Chief Administrative Officer, General Counsel, Secretary, and Director (principal financial officer and principal accounting officer)	September 28, 2021